SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*



                             Advantage Bancorp, Inc.
                                (Name of Issuer)


                           Common Stock par value $.01
                         (Title of Class of Securities)


                                    00755c100
                                 (CUSIP Number)

   Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   CUSIP No. 00755c100


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Advantage Bancorp, Inc. Employees Profit-Sharing and Savings Retirement Plan

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [X]
         Not applicable.

     3   SEC USE ONLY


     4   CITIZENSHIP OR PLACE OF ORGANIZATION

                        State of Wisconsin


                     5  SOLE VOTING POWER
      NUMBER OF

        SHARES          -------------

                     6  SHARED VOTING POWER
     BENEFICIALLY

       OWNED BY
                        183,839
         EACH
                     7  SOLE DISPOSITIVE POWER
      REPORTING

                        ------------
        PERSON
                    8   SHARED DISPOSITIVE POWER
         WITH

                        ------------

    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         183,839


    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                          [_]

         Not applicable.


    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.7%

    12   TYPE OF REPORTING PERSON*

         EP



   *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

   Item 1(a).     Name of Issuer:

                  Advantage Bancorp, Inc.


   Item 1(b).     Address of Issuer's Principal Executive Offices:

                  5935 Seventh Avenue
                  Kenosha, WI  53140

   Item 2(a).     Name of Person Filing:

                  Advantage Bancorp, Inc. Employees' Profit-Sharing and Savings Retirement Plan


   Item 2(b).     Address of Principal Business Office or, if none,
                  Residence:

                  5935 Seventh Avenue
                  Kenosha, WI  53140

   Item 2(c).     Citizenship:

                  State of Wisconsin


   Item 2(d).     Title of Class or Securities:

                  Common Stock


   Item 2(e).     CUSIP Number:

                  00755c100


   Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  EP


   Item 4.   Ownership.

             (a)  Amount Beneficially Owned:

                  The shares held in the Plan represent shares acquired with Employee contributions to the Plan.

             (b)  Percent of Class:

                  5.7%

             (c) All shares are held in the Plan and registered in the name of the Corporate Trustee of the Plan. The Trustee votes the shares on the basis of direction received from the Employee. The Trustee provides no investment advice.

   Item 5.   Ownership of Five Percent or Less of a Class.

             Not applicable.


   Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

             Shares as to which this schedule is filed are owned by Employees of Advantage Bank, FSB, the sole operating subsidiary of Advantage Bancorp, Inc. No such Employee is known to have such interest with respect to more than five percent of the class.


   Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

             Not applicable.


   Item 8.   Identification and Classification of Members of the Group.

             Not applicable.


   Item 9.   Notice of Dissolution of Group.

             Not applicable.


   Item 10.  Certification.

             By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE


             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   February 11, 1998
   Date


   /s/ John Stampfl
   Signature
   Name/Title:  John Stampfl, Secretary